SIMPSON THACHER & BARTLETT LLP

GAIKOKUHO JIMU BENGOSHI JIMUSHO

ARK HILLS SENGOKUYAMA MORI TOWER 41ST FLOOR

9-10, ROPPONGI 1-CHOME

MINATO-KU, TOKYO 106-0032, JAPAN

81-3-5562-6200

TELECOPIER: 81-3-5562-6202 DIRECT LINE: 81-3-5562-6200	E-MAIL ADDRESS tsaito@stblaw.com

March 31, 2015

BY EDGAR

Mr. Kevin W. Vaughn

Accounting Branch Chief Division of

Corporation Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549-5546

U.S.A

Re:	Mizuho Financial Group, Inc. Form 20-F for Fiscal year Ended March 31, 2014 Filed
July 25, 2014 file No. 001-33098

Dear Mr. Vaughn:

We are writing on behalf of our client, Mizuho Financial Group, Inc. (together with its consolidated subsidiaries, “Mizuho”, or “MHFG” on a non-consolidated basis) in response to your letter dated March 10, 2015 (the “Letter”) regarding the above-referenced filing.

Mizuho has instructed us to respond to your inquiries as set forth below in this letter. Each response follows the text of the paragraph of the Letter to which it relates.

Form 20-F filed on July 25, 2014 for Year Ended March 31, 2014

Financial Condition, page 89

Balance of Impaired Loans, page 93

1.	You disclose on page 93 that impaired loans to foreign borrowers decreased by ¥15 billion, attributable to declines in almost all regions. You also disclose on page 20 of your 6-K filed on January 27, 2015 that impaired loans to foreign borrowers decreased by ¥59 billion primarily due to a decrease in impaired loans to Central and South American borrowers. To enhance the transparency of your disclosure and as previously requested in comment four of our letter dated March 21, 2014, please revise your future filings to more clearly identify the extent to which the changes in your foreign impaired loans are due to changes in credit quality versus changes in foreign currency rates. For example, to the extent the changes in foreign impaired loans reflects a mixture of changes in credit quality and additional or offsetting changes in foreign currency rates, revise to expand your discussion in future filings to separately state the amount of this decrease that was attributable to the credit quality of Central and South American borrowers versus the appreciation or depreciation of the yen. To the extent the entire ¥59 billion decrease is solely due to improvement in the credit quality of Central and South American borrowers, more clearly disclose that fact. To assist us in evaluating your response, please include in the correspondence proposed changes to your disclosure.

Mr. Kevin W. Vaughn

Accounting Branch Chief

March 31, 2015

Response

According to Mizuho, for the fiscal year ended March 31, 2014 and the six months ended September 30, 2014, the relative impact of non-substantive factors (such as the effect of currency fluctuations) was not significant enough to require inclusion of additional disclosures. Therefore, as per Mizuho’s response to comment 4 in our letter to you dated April 11, 2014, Mizuho did not separately disclose the amount attributable to the foreign currency fluctuations in the 6-K filed on January 27, 2015 or the 20-F filed on July 25, 2014.

In light of the Staff’s comment, in future filings, to enhance the transparency of its disclosure, Mizuho will disclose more clearly the impact of currency fluctuations substantially as shown in the example below in the event that there are material changes in foreign impaired loans and non-substantive factors such as currency fluctuations are a material cause of such changes:

“Impaired loans to foreign borrowers decreased by a net amount of ¥XX, due to [insert substantive reason]. Approximately [one-third] of the decrease due to such reason was offset by the effect of the depreciation of the yen against other currencies”.

In cases where the effect of non-substantive factors such as currency fluctuations is immaterial, Mizuho will include disclosure substantially as follows:

“Impaired loans to foreign borrowers decreased by ¥XX, due to [insert substantive reason]. The relative impact of foreign currency fluctuations on such decrease was immaterial”.

Mr. Kevin W. Vaughn

Accounting Branch Chief

March 31, 2015

Consolidated Financial Statements, F-1

Note 19. Income taxes, F-61

2.	We note a significant increase to your income tax expense for fiscal 2014 compared to prior years as well as the fact that you have reported significant changes to your deferred tax assets and related valuation allowance during the periods presented. The change in the deferred tax expense appears largely attributable to the reduction in your valuation allowance. In future filings, please revise your footnote here or the Operating and Financial Review and Prospects section as appropriate to address the following:

[First Bullet]

•	Revise your future filings to provide a detailed rollforward of your valuation allowance for the periods presented. As part of your rollforward, separately quantify the adjustments to the valuation allowance for items that do not affect deferred tax expense in the current year (such as expiration of fully-reserved tax carryforwards) versus amounts that directly affect deferred tax expense.

Response

The following table presents the rollforward information of the valuation allowance for the fiscal years ended March 31, 2012, 2013 and 2014:

	2012	2013	2014
	(in millions of yen)

Balance at beginning of fiscal year	2,478,130	1,952,899	584,665
Net changes	(525,231)	(1,368,234)	(140,818)

Balance at end of fiscal year	1,952,899	584,665	443,847

Please see the response to the second bullet point in comment 2 below regarding the explanations of the decreases in the valuation allowances for items that did and did not directly affect the deferred tax expense.

Mr. Kevin W. Vaughn

Accounting Branch Chief

March 31, 2015

[Second Bullet]

•	Provide us with such a rollforward in your response. Please provide us with a more detailed explanation of the valuation allowance established at each of the balance sheet dates presented and explain the changes in the valuation allowance during each of the fiscal years 2012, 2013, and 2014, as well as the nine months ended December 31, 2014.

Response

In accordance with ASC 740, “Income Taxes” (“ASC 740”), when Mizuho determines whether and to what extent a valuation allowance is needed, it considers reversals of existing taxable temporary differences, projected future taxable income (exclusive of reversals of existing temporary differences) and qualifying tax-planning strategies to be possible sources of future taxable income. As it pertains to the first source of future taxable income, Mizuho considers the specific pattern and timing of future reversals of existing taxable and deductible temporary differences on available-for-sale securities to constitute a prudent and feasible tax-planning strategy and strong positive evidence. Mizuho has the ability to control when its available-for-sale securities with unrealized gains and losses are sold in order to accelerate or decelerate taxable or deductible amounts. Mizuho also has a solid history of effecting such sales as necessary in order to utilize tax operating loss carryforwards or otherwise realize deferred tax assets. A valuation allowance is recorded against deferred tax assets as of the balance sheet date to the extent Mizuho estimates it is more likely than not that sufficient future taxable income is not available to realize such deferred tax assets. As Mizuho does not apply a consolidated taxation system with a few exceptions of non-principal subsidiaries outside Japan, deferred tax assets and liabilities are calculated separately for each legal entity. Therefore, changes in the valuation allowance are primarily due to changes in deductible temporary differences, net operating loss carryforwards and estimated availability of future taxable income sources of each entity.

For the fiscal year ended March 31, 2012, the valuation allowance decreased by ¥525,231 million as set forth in the response to the first bullet point in comment 2. Of this total decrease, ¥187,536 million did not affect the deferred tax expense whereas the remaining ¥337,695 million had a direct impact. Of the ¥187,536 million which did not affect the deferred tax expense, ¥33,576 million related to the expiration of net operating loss carryforwards held by certain of Mizuho Financial Group, Inc. (“MHFG”) principal banking subsidiaries in Japan. The remaining ¥153,960 million decrease was due mainly to a change in Japanese national and local statutory tax rates. The ¥337,695 million decrease, which did impact deferred tax expense, was a result of the assessment of the realizability of deferred tax assets due mainly to decreases in deductible temporary differences and increases in future taxable income. The decreases in deductible temporary differences were primarily related to allowance for loan losses. The increases in future taxable income were due to increases in net unrealized gains on available-for-sale securities.

Mr. Kevin W. Vaughn

Accounting Branch Chief

March 31, 2015

For the fiscal year ended March 31, 2013, the valuation allowance decreased by ¥1,368,234 million as set forth in the response to the first bullet point in comment 2. Of this total decrease, ¥1,042,076 million did not affect the deferred tax expense whereas the remaining ¥326,158 million had a direct impact. The ¥1,042,076 million decrease was due mainly to the expiration of net operating loss carryforwards held by MHFG and its subsidiaries in Japan. The decrease of ¥326,158 million was a result of the assessment of the realizability of deferred tax assets. This was due mainly to decreases in deductible temporary differences and significant increases in future taxable income, resulting in fully derecognizing valuation allowances in certain principal banking subsidiaries in Japan. The decreases in deductible temporary differences were primarily related to investments, while the significant increases in future taxable income were due to significant increases in net unrealized gains on available-for-sale securities.

For the fiscal year ended March 31, 2014, there was a ¥140,818 million decrease in the valuation allowance as set forth in response to the first bullet point in comment 2. Of this total decrease, ¥96,198 million did not affect the deferred tax expense whereas the remaining ¥44,620 million had a direct impact. Of the ¥96,198 million decrease, which had no impact on the deferred tax expense, ¥6,313 million related to the expiration of net operating loss carryforwards held by a certain MHFG subsidiary in Japan. The remaining ¥89,885 million primarily related to the valuation allowance, which Mizuho judged to be offset by gross deferred tax assets, related to certain investments. This was related to deferred tax assets against which a full valuation allowance had been recorded and therefore there was no impact on the deferred tax expense although the valuation allowance decreased due to this offsetting. The decrease of ¥44,620 million, which impacted the deferred tax expense, was as a result of the assessment of the realizability of deferred tax assets. This was due mainly to decreases in deductible temporary differences and increases in future taxable income, leading to the full de-recognition of valuation allowances in certain other principal banking subsidiaries in Japan. The decreases in deductible temporary differences were primarily related to investments, while the increases in future taxable income were due to increases in net unrealized gains on available-for-sale securities.

As Mizuho does not prepare quarterly U.S. GAAP financial statements, it explains the change in the valuation allowance during the six months ended September 30, 2014 instead of the nine months ended December 31, 2014 as follows.

There was no significant change in the valuation allowance during the period primarily because a substantial majority of the valuation allowance was related to net operating loss carryforwards as of March 31, 2014 and there was no significant change in net operating loss carryforwards as of September 30, 2014.

Mr. Kevin W. Vaughn

Accounting Branch Chief

March 31, 2015

[Third Bullet]

•	Tell us whether the valuation allowance recorded is primarily related to certain specific jurisdictions. If so, identify the jurisdictions that account for the substantial majority of the valuation allowance, and provide us with additional information about the factors leading to the current level of valuation allowance for each of those jurisdictions. Provide us with the positive and negative evidence that you considered in your analysis supporting your valuation allowance as of the dates presented, including the specific factors that changed in each reporting period that led you to determine the reduction in valuation allowance was appropriate during these periods. Clearly explain to us the extent to which the valuation allowance remaining as of the balance sheet dates presented represents a partial or full valuation allowance in each of the jurisdictions reflected. As part of your analysis, clearly identify the extent to which you experienced a cumulative tax loss for the last three years in the respective tax jurisdictions for each balance sheet date presented.

Response

A valuation allowance is recognized for any portion of deferred tax assets which are considered more likely than not to be realized, based on projected future income and future reversals of existing taxable temporary differences. As Mizuho does not apply a consolidated taxation system with a few exceptions of non-principal subsidiaries outside Japan, deferred tax assets and liabilities are calculated separately for each legal entity. When Mizuho determines whether a valuation allowance is needed, Mizuho considers all available evidence, both positive and negative, to estimate future taxable income.

Positive evidence includes its results of operations for the current and preceding years on an overall consolidated basis and most of the principal subsidiaries. In this regard, Income before income tax expense was ¥663 billion, ¥885 billion and ¥726 billion on an overall consolidated basis for the fiscal years ended March 31, 2012, 2013 and 2014, respectively. In addition, net unrealized gains on available-for-sale securities were ¥1,022 billion, ¥1,588 billion and ¥1,813 billion as of March 31, 2012, 2013 and 2014, respectively. In particular, the strong results of operations in recent years of MHFG’s principal banking subsidiaries in Japan represent positive evidence that can be objectively verified.

Negative evidence includes the existence of significant amounts of net operating loss carryforwards or cumulative losses recorded at certain entities, and the expiration of unused net operating loss carryforwards in recent years. In this regard, Mizuho experienced the expiration of net operating loss carryforwards amounting to ¥83 billion, ¥2,690 billion and ¥18 billion in Japan as of March 31, 2012, 2013 and 2014, respectively. The expiration of net operating loss carryforwards which occurred as of March 31, 2013 (¥2,690 billion) were with respect to MHFG and its non-principal subsidiaries in Japan.

Mr. Kevin W. Vaughn

Accounting Branch Chief

March 31, 2015

The primary factors of the reduction in the valuation allowance in each reporting period are increases in net unrealized gains on available-for-sale securities and decreases in deductible temporary differences and expiration of net operating loss carryforwards. Please see the response to the second bullet point in comment 2 for details of changes.

In Japan and in the United States, the valuation allowance is partially recognized, while in the United Kingdom, the valuation allowance is fully recognized. The valuation allowance recorded is primarily related to entities in Japan. In each reporting period, a valuation allowance is recognized against deferred tax assets related to certain entities which recorded significant net operating loss carryforwards. Please see the response to the fifth bullet point in comment 2 regarding deferred tax assets and associated valuation allowances related to net operating loss carryforwards as of March 31, 2014.

Mizuho reviews whether cumulative losses are recognized by aggregating pretax results for the recent three years as part of the analysis of potential indicators of negative evidence. In each tax jurisdiction, certain entities recognized a cumulative loss on the basis of the recent three years’ pretax results for each balance sheet date presented. As it pertains to each entity with a cumulative loss, a valuation allowance is fully recognized against the deferred tax assets if Mizuho considers there is no positive evidence that overcomes the negative evidence. MHFG’s principal banking subsidiaries in Japan did not record cumulative losses in the periods presented. MHFG’s securities subsidiaries in Japan and in the United Kingdom, however, recorded cumulative losses at each entity during certain periods presented. In respect of these securities subsidiaries, valuation allowances are appropriately recognized by each entity.

[Fourth Bullet]

•	You disclose on page 75 that the decrease in your deferred tax assets net of valuation allowance was “a result of a slowing in the increase of (y)our estimation of future taxable income compared with the previous year, which in turn was due to a slowing in the increase of net unrealized gains on available-for-sale securities compared with the previous year.” Revise to explain what you mean here and to more clearly identify the tax jurisdictions in which you experienced a slowing in the increase of future taxable income. Tell us in detail and more clearly disclose the reasons for the slowing in the increase of net unrealized gains on available-for-sale securities and how they were the main determinant of future taxable income for the jurisdiction(s) in question. As part of your response, explain how the “slowing in the increase of (y)our estimation of future taxable income” resulted in a decrease in the valuation allowance of almost ¥141 billion.

Mr. Kevin W. Vaughn

Accounting Branch Chief

March 31, 2015

Response

The disclosure on page 75 was intended to describe the reason for the change in deferred tax expense (benefit).

Net unrealized gains on available-for-sale securities increased in the fiscal years ended March 31, 2013 and 2014, which resulted in an increase in future taxable income through the tax-planning strategy of the sale of available-for-sale securities as set forth in the response to the second bullet point in comment 2. Net unrealized gains on available-for-sale securities increased in the fiscal years ended March 31, 2013 and 2014, although the size of the increase was smaller during the fiscal year ended March 31, 2014 due mainly to the size of the increase in net unrealized gains related to equity securities in Japan being smaller in the fiscal year ended March 31, 2014 than in the previous fiscal year.

In the fiscal year ended March 31, 2013, the deferred tax assets increased through deferred tax benefit due to the increase of net unrealized gains on available-for-sale securities.

In the fiscal year ended March 31, 2014, the deferred tax assets decreased through deferred tax expenses because the increase of net unrealized gains on available-for-sale securities had a smaller impact than the decrease of deductible temporary differences.

Please see the response to the second bullet point in comment 2 for further information.

[Fifth Bullet]

•	Please provide us with a breakdown of these net operating loss carryforwards by tax jurisdiction and by year of expiration, both on a gross basis and net of valuation allowance.

Mr. Kevin W. Vaughn

Accounting Branch Chief

March 31, 2015

Response

Mizuho recorded partial valuation allowances in Japan and the United States and full valuation allowances in the United Kingdom in 2014. The table below summarizes the deferred tax assets and related valuation allowances recognized for the net operating loss carryforwards in 2014:

	Deferred tax assets	Valuation allowance	Deferred tax assets, net of valuation allowance
	(in billions of yen)

Japan(1)	334	(315)	19
The United States	17	(13)	4
The United Kingdom(2)	95	(95)	—
Others	3	(3)	—

Total	449	(426)	23

Notes:

(1)	¥308 billion of the Japan net operating losses of ¥334 billion is related to MHFG, which are offset by a full valuation allowance, and will expire during the fiscal year ending March 31, 2018.
(2)	The United Kingdom net operating losses of ¥95 billion may be carried forward indefinitely.

[Sixth Bullet]

•	You disclose on page F-64 that ¥868 billion included in the ¥1,414 billion in the table result mainly from intercompany capital transactions, the tax effect of which is offset by a full valuation allowance. Please explain for fully to us the nature of these transactions, including genesis and expiration. Revise to clearly identify the line item in your table on page F-63 in which the tax effect is included, and disclose why a full valuation allowance is warranted against these deferred tax assets. Revise your future filings to quantify the tax effect of such transactions.

Response

¥865 billion of the ¥868 billion is net operating loss carryforwards generated in relation to a previous intragroup reorganization. The tax loss was recorded at MHFG in accordance with Japanese tax law and resulted from a difference between the tax basis of stock of a certain subsidiary of MHFG and the amount of the dividend MHFG received from that subsidiary, which was sourced by the subsidiary’s gains from capital reduction. The dividend sourced by gains from capital reduction was treated as redemption in accordance with Japanese tax law where certain conditions were met and loss on redemption was recorded as tax loss. The net operating loss carryforwards due to this transaction are to expire in March 2018.

Mr. Kevin W. Vaughn

Accounting Branch Chief

March 31, 2015

The tax effect of MHFG’s net operating loss carryforwards is included in the line item “Net operating loss carryforwards”. To clarify this, Mizuho will add footnotes as follows in the table on page F-63 in Mizuho’s future filings:

“The amount includes ¥xx million and ¥xx million related to MHFG’s carryforwards resulting mainly from intercompany capital transactions, and the tax effect of these net operating loss carryforwards is offset by a full valuation allowance, respectively, as of March 31, [year] and [year]”.

The tax effect of this net operating loss carryforwards is offset by a full valuation allowance because MHFG experienced a significant expiration of net operating loss carryforwards of ¥1,262 billion in March 2013, which is negative evidence outweighing any positive evidence, and because MHFG is a holding company whose primary sources of future taxable income are management fees from subsidiaries that are not sufficient to realize deferred tax assets related to net operating loss carryforwards.

[Seventh Bullet]

•	You present the change in valuation allowance as a line item in your table on page F-62. However, for all periods presented, the amounts presented in this line item do not equal the changes in the line items labelled as valuation allowance in your table on page F-63. For example, the difference between the valuation allowance line items on page F-63 of ¥584,665 million at March 31, 2013 to ¥443,847 million at March 31, 2014 is ¥140,818 million, which does not agree to the ¥50,933 million on page F-62. Please reconcile such amounts for each of these periods.

Response

As set forth in response to the second bullet point in comment 2, the changes in valuation allowance for certain items that do not affect deferred tax expense caused the difference between the changes in the line item labeled as “Valuation allowance” in the table on page F-63 and the amount in the line item labeled as “Change in valuation allowance” in the table on page F-62.

In the fiscal year ended March 31, 2012, ¥187,536 million of the total ¥525,231 million decrease in valuation allowance did not affect the deferred tax expense, and therefore, the remaining ¥337,695 million was applicable to the table on page F-62. In addition, the decrease of ¥33,576 million due to the expiration of net operating loss carryforwards was separately disclosed in the line item of ‘Expiration of net operating loss carryforwards’ in the table on page F-62. Consequently, the sum of ¥337,695 million and ¥33,576 million agrees to the ¥371,271 million on page F-62.

In the fiscal year ended March 31, 2013, ¥1,042,076 million out of the total ¥1,368,234 million decrease in valuation allowance did not affect the deferred tax expense, and therefore, the remaining ¥326,158 million was applicable to the table on page F-62. In addition, the decrease of ¥1,026,439 million due to the expiration of net operating loss carryforwards was separately disclosed in the line item of ‘Expiration of net operating loss carryforwards’ in the table on page F-62. Consequently, the sum of ¥326,158 million and ¥1,026,439 million agrees to the ¥1,352,597 million on page F-62.

Mr. Kevin W. Vaughn

Accounting Branch Chief

March 31, 2015

In the fiscal year ended March 31, 2014, ¥96,198 million out of the total ¥140,818 million decrease in valuation allowance did not affect the deferred tax expense, and therefore, the remaining ¥44,620 million was applicable to the table on page F-62. In addition, the decrease of ¥6,313 million due to the expiration of net operating loss carryforwards was separately disclosed in the line item of ‘Expiration of net operating loss carryforwards’ in the table on page F-62. Consequently, the sum of ¥44,620 million and ¥6,313 million agrees to the ¥50,933 million on page F-62.

As stated in the second bullet point in comment 2, as of March 31, 2014, Mizuho reclassified components of the table on page F-63 by offsetting between the line items “Valuation allowance” and “Deferred tax assets”, primarily in relation to “Investments” presented within the table. This had no impact on the amount of the ‘Deferred tax assets, net of valuation allowance’ presented in the table on page F-63, ‘Total deferred tax expense’ presented in the table on page F-61, ‘Change in valuation allowance’ presented in the table on page F-62, ‘Deferred tax assets’ presented in the consolidated balance sheet, nor the ‘Income tax expense’ presented in the consolidated statements of income. Based on the consideration of the facts above, no retrospective reclassification was made for the respective amount as of March 31, 2013 in the table on page F-63.

Please see the response to the second bullet point in comment 2 for further information.

Mr. Kevin W. Vaughn

Accounting Branch Chief

March 31, 2015

[Eighth Bullet]

•	Based on your disclosure on page F-40 you disclose that you recorded goodwill impairment of ¥5,637 million during the year ended March 31, 2012 and ¥7,719 million during the year ended March 31, 2014. Tell us whether the jurisdictions in which you determined a tax valuation allowance was necessary are the same as the reporting units in which you recorded goodwill impairments. Confirm to us that the anticipated future trends used in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your respective reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment. To the extent different estimates of future income were used, please provide us with the details of the differences as well as your explanation for the differences.

Response

Mizuho recorded goodwill impairment of ¥5,637 million during the year ended March 31, 2012 for the securities subsidiary in Japan and ¥3,792 million during the year ended March 31, 2014 for its Indonesian subsidiary. A valuation allowance was properly recognized at the securities subsidiary in Japan, while a valuation allowance was not recognized at the Indonesian subsidiary as there were no significant deductible temporary differences at the Indonesian subsidiary.

Mizuho confirms that the anticipated future trends used in assessment of the realizability of deferred tax assets is the same anticipated future trends used in testing goodwill and any other assessment of assets for impairment.

*    *    *

If we can be of any assistance to you in connection with your review of the responses above, please do not hesitate to contact, by fax (+81-3-5562-6202) or by email (tsaito@stblaw.com), the undersigned.

Very truly yours,

/s/ Takahiro Saito
Takahiro Saito

cc:	Mizuho Financial Group, Inc.

Mr. Yasuhiro Sato